InGen Dynamics, Inc.

ANNUAL REPORT

2225 East Bayshore Road, #100
Palo Alto, California 94303
Telephone: (415) 992-7581
www.aidorobot.com

This Annual Report is dated April 28, 2017.

BUSINESS

Corporate Background and General Overview

InGen Dynamics, Inc. (the "Company') is a corporation incorporated under the laws of the State of Delaware on July 21, 2015. The Company is a robotics company focused primarily on its flagship product "Aido" a personal home robot platform and the software development, hardware design and platform development associated therewith. The Company believes that the connected home is the new technology battleground and the lack of mobility of existing personal home technology limits the possibilities of smart devices at home. A combination of mobility and new interaction paradigms such as voice command and gesture based interactions help fuel new use cases in connected homes. Aido serves as a personal utility home robot, a mobile home entertainment hub, an extensible personal assistant, keeps your home safe and healthy, an Internet of Things (IoT) hub, can be taught to improve your day, and can do much more.

Market

The market for consumer and business robots is projected to expand rapidly in the next few years. The service robotics market is expected to grow from $5.6B in 2014 to $22.5B in 2021.[1] Growth in connection home devices, declining component costs and adoption of robotic devices by consumers serve as emerging trends driving the home robotics industry.

Competition

Aido competes with technology either solving specific problems or products that rely heavily on the "cool factor". Aido is designed as an extendable utility robot expected to push the envelope on gesture based interaction technology using its projectors. Aido's technology, algorithms and patterns are expected to give it a competitive advantage in the marketplace and prevent commoditization. Aido competes with the following products/companies Jibo, Sota, Buddy, Pepper and Amazon Echo.

Employees

The Company has no employees other than its CEO and Sole Director, as of the date hereof, but anticipates that it will begin hiring employees in 2017.

The Company has consulting agreements in place with four (4) Indian entities: Engenesis Engineering Technologies Pvt. Ltd., Sarath K.S., Siva Technology Services Ltd. and Whitesun Technologies Pvt. Ltd. Full-time consultants are working on the Aido project through the consulting agreements with these entities.

Legal Proceedings

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[1] http://www.koreaherald.com/view.php?ud=20110118000723

There are no legal proceedings material to the Company's business or financial condition pending and, to the best of its knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

The Company is in the process of filing provisional patents on the hardware and software components of Aido and plans to continue patent prosecution to completion.

Hardware. There are four (4) main hardware components that are in the process of being patented with the possibility of further patentable parts: (1) Custom Daughterboard, (2) Microcontroller for Mobility, (3) Power Management Board and (4) IR, WIFI and Laser Based Docking.

Software. There are also four (4) main software components that are patentable: (1) Indoor Positioning, (2) Task Automation, (3) Linux Intelligence Wrapper, and (4) Aido Speech Engine.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, which include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as "believe," "expect," "project," "anticipate," "intend," "plan," "estimate," "target," "seek," "will," "may," "would," "should," "could," "forecasts," "mission," "strive," "more," "goal," or similar expressions. The statements are based on assumptions that we have made, based on our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we think are appropriate. We believe these judgments are reasonable. However, you should understand that these statements are not guarantees of performance or results. Our actual results could differ materially from those expressed in the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this annual report. Such risks, uncertainties, and other important factors include, among others, the risks, uncertainties, and factors set forth below under "Risk Factors." "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We urge you to read this annual report, including the uncertainties and factors discussed under "Risk Factors," completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this annual report are qualified by these cautionary statements. The forward-looking statements contained in this annual report speak only as of the date of this annual report. We undertake no obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise.

An investment in our common stock involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this Annual Report. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the value of our common stock could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment. We were formed on July 21, 2015 and we have not yet begun delivering our first products. To date, we have no revenues. Our products require significant investment prior to commercial release, and may never be successfully developed or commercially successful.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, has not generated sales revenues or profits since inception, and has sustained net losses of $3,639 and $2,58,020 for the years ended December 31, 2015 and 2016, respectively. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

As of December 31, 2016, the Company has not yet commenced planned principal operations nor generated significant revenue. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

As of December 31, 2016 and 2015 and for the years then ended the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company accounts for software development costs for the product in accordance FASB 985-20, Costs of Computer Software to be Sold, Leased, or Marketed. Costs incurred during the period of planning and development, and prior to determining technological feasibility, are expensed to operations as research and development in the period incurred. Technological feasibility is generally determined once substantially all product development and testing has been completed, including development of a working model. The Company capitalizes certain costs in the development of its proprietary software for the period after technological feasibility was determined and prior to marketing and initial sales. Costs incurred after determination of readiness for market are expensed to operations in the period incurred.

The Company expensed $57,578 of costs related to research and development during the years ended December 31, 2016 , to research and development, as the technological feasibility of the Robot was not achieved as of December 31, 2016.

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2016 or 2015. The Company conducted a IndieGoGo campaign to pre-sell the product it is developing which it successfully closed on first week of January 2017 after raising $890K. All proceeds would be recorded to deferred revenues at the appropriate time. These deferred revenues will be recognized upon completion of the revenue recognition process, which includes delivery of the product.

We operate in a competitive industry that is subject to rapid technological change, and we expect competition to increase.

There are several other companies that have developed or are developing technology and devices that compete with Aido. Our principal competitors in the service robotics market consist of Jibo, Sota, Buddy, Pepper and Amazon Echo. These or other or service robotics products and companies, academic and research institutions, or others, may develop new technologies that provide a superior personal robotics device, are more effective in addressing the key problems Aido is developed to address, or are less expensive than Aido or our future products. Our technologies and products could be rendered obsolete by such developments.

Our competitors may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing and other resources than we do or may be more successful in attracting potential customers, employees and strategic partners. In addition, potential customers, could have long-standing or contractual relationships with competitors or other robotics companies. Potential customers may be reluctant to adopt Aido. If we are not able to compete effectively, our business and results of operations will be negatively impacted.

If we do not timely introduce successful products, our business and operating results could suffer.

Aido, our signature product, has not yet been commercially produced or sold to the public. The market for our products is characterized by rapidly changing technology, evolving industry standards, short product life cycles and frequent new product introductions. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive. The success of our new products depends on several factors, including our ability to: (i) anticipate technology and market trends; (ii) timely develop innovative new products and enhancements; (iii) distinguish our products from those of our competitors; (iv) manufacture and deliver high-quality products; and (v) price our products competitively.

We may not be able to obtain adequate financing to continue our operations.

The design, manufacture, sale and servicing of service robotics is a capital-intensive business. We estimate that we will need to raise additional capital in the future to fully commercialize Aido and future products. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales channels, improve product components, and make the investments in tooling and manufacturing equipment required to launch our products. We cannot assure you that we will be able to raise additional funds when needed.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price.

Our success is highly dependent on key current management.

Our success is highly dependent on Arshad Hisham A.P.M., our founder and Chief Executive Officer. Mr. Hisham has been the driving force behind the development of our robotics technology and the Company. The loss of his services would have a material adverse effect on our business. We have not obtained any "key man" insurance for Mr. Hisham.

The risks inherent in borrowing capital may have a material adverse effect on our business.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

Management has discretion on use of proceeds generated from equity offerings.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of previous exempt offerings.

A single majority stockholder has control of the Company.

The Company's sole director and majority shareholder is Arshad Hisham. Investors will not be able to control the management of the Company.

Our common stock has limited transferability and liquidity.

Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

We may be unable to protect our intellectual property rights. Unauthorized use of our technology may result in the development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on intellectual property laws, confidentiality procedures and contractual provisions, such as nondisclosure terms, to protect our intellectual property. Others may independently develop similar technology, duplicate our products, or design around our intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our product or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

Our operating costs may be unpredictable.

In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for the Company or the product would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

Marketing costs are volatile and can impact our growth and profitability.

Marketing of our product and Company can be done through a variety of outlets, and part of the success of our product may depend on such marketing efforts. However, it is difficult to predict which marketing efforts will resonate with certain players. Due to the volatile nature of marketing costs and the potential need to explore a variety of marketing efforts, the Company may need to use additional funds for marketing that could impact growth and projected profitability.

There can be no assurance that we will develop our products on our projected timelines or at all, or that the product will function as intended once developed.

There can be no assurance that we can develop Aido to be a saleable or successful product. There can be no assurance that we will be able to develop the product on time or at all, or that the product will function as intended once developed. Additionally, if we become subject to bankruptcy or a similar proceeding or lose our ability to attract and retain qualified personnel, we may not be able to sustain operations, complete development of the product or may develop a product that fails to attract consumers, and consequently our business will be materially adversely affected.

Investors may face dilution of their equity interest by subsequent financings and stock issuances.

The Board of Directors of the Company has sole authority to authorize the Company to issue additional shares of the Company's capital stock (including common and preferred stock) and to establish the rights and preferences with respect to such additional stock, including liquidation preferences that may be senior to the common stock offered through previous offerings. In addition, the Company has reserved additional common stock under an equity incentive compensation plan to members of the Company's management team and consultants. The Company also has the ability to issue equity through preferred stock with terms and preferences to be determined in the sole discretion of the Board of Directors. Preferred stock would likely be senior to the Company's common stock on liquidation and may have other preferential rights such as the right to appoint an additional member to the Board or a right to receive a preferred return on investment. Such future issuances of preferred or common stock may dilute an Investor's investment in the Company.

Additional Disclosures.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS

Corporate Background and General Overview

InGen Dynamics, Inc. (the "Company') is a corporation incorporated under the laws of the State of Delaware on July 21, 2015. The Company is a robotics company focused primarily on its flagship product "Aido" a personal home robot platform and the software development, hardware design and platform development associated therewith. The Company believes that the connected home is the new technology battleground and the lack of mobility of existing personal home technology limits the possibilities of smart devices at home. A combination of mobility and new interaction paradigms such as voice command and gesture based interactions help fuel new use cases in connected homes. Aido serves as a personal utility home robot, a mobile home entertainment hub, an extensible personal assistant, keeps your home safe and healthy, an Internet of Things (IoT) hub, can be taught to improve your day, and can do much more.

Market

The market for consumer and business robots is projected to expand rapidly in the next few years. The service robotics market is expected to grow from $5.6B in 2014 to $22.5B in 2021.[2] Growth in connection home devices, declining component costs and adoption of robotic devices by consumers serve as emerging trends driving the home robotics industry.

Competition

Aido competes with technology either solving specific problems or products that rely heavily on the "cool factor". Aido is designed as an extendable utility robot expected to push the envelope on gesture based interaction technology using its projectors. Aido's technology, algorithms and patterns are expected to give it a competitive advantage in the marketplace and prevent commoditization. Aido competes with the following products/companies Jibo, Sota, Buddy, Pepper and Amazon Echo.

Employees

The Company has no employees other than its CEO and Sole Director, as of the date hereof, but anticipates that it will begin hiring employees in 2017.

The Company has consulting agreements in place with four (4) Indian entities: Engenesis Engineering Technologies Pvt. Ltd., Sarath K.S., Siva Technology Services Ltd. and Whitesun Technologies Pvt. Ltd. Full-time consultants are working on the Aido project through the consulting agreements with these entities.

Legal Proceedings

There are no legal proceedings material to the Company's business or financial condition pending and, to the best of its knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

The Company is in the process of filing provisional patents on the hardware and software components of Aido and plans to continue patent prosecution to completion.

Hardware. There are four (4) main hardware components that are in the process of being patented with the possibility of further patentable parts: (1) Custom Daughterboard, (2) Microcontroller for Mobility, (3) Power Management Board and (4) IR, WIFI and Laser Based Docking.

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[2] http://www.koreaherald.com/view.php?ud=20110118000723

Software. There are also four (4) main software components that are patentable: (1) Indoor Positioning, (2) Task Automation, (3) Linux Intelligence Wrapper, and (4) Aido Speech Engine.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. We commenced operations in July 2015, and are still in the process of building and delivering initial Aido product orders.

Financial Statements

Our financial statements can be found attached hereto.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of Aido, which we do not anticipate occurring until the end of 2017.

Liquidity and Capital Resources

As of December 31, 2016, we had $184.69 cash on hand. To date, we have funded our operations primarily with the subscription proceeds from the Company's principal stockholder, the SAFE issuance, an Indiegogo campaign and the Regulation CF Offering.

Indebtedness

As of December 31, 2016, the Company had accounts payable liabilities totaling $6,221.50.

Previous Exempt Offerings

The Company has previously conducted the following exempt offerings:

(1) Issuance of Founder's Common Stock (6,500,000 shares) at $0.0001 per share for total proceeds of $65.00.
(2) Issuance of Restricted Stock under the Company's 2105 Stock Incentive Plan (100,000 shares) at $0.0001 per share for total proceeds of $1.00.
(3) Issuance of a Simple Agreement for Future Equity (SAFE) in the amount of $10,000 which is convertible into the Company's next qualified preferred equity round. See "Our Securities" for more information.
(4) Issuance of 130,497 shares of Common stock in exchange for $1.41/share under Regulation Crowdfunding. These proceeds are being used primarily to fund the design and development of Aido.

Plan of Operations

The Company is currently working on the completion of the R&D of Aido and its commercialization, the fulfillment of Indiegogo campaign pre-orders, engagement with the developer ecosystem and growth of the InGen team.

Financial Condition Discussion

The Company has primarily operated on capital raised from the sale of its securities, augmented with pre-sales income from consumer crowdfunding.

Historically, we have controlled our expenses to match our cash on hand, and we will continue this process. Currently we work to maintain 3-6 months of operating cash on hand at all times.

We recently completed a successful equity crowdfunding round which will also help us in building a runway as we develop and make Aido publicly available.

We expect our monthly expenses to increase significantly in 2017 owing to increased spend on research and development and further marketing activity. We currently anticipate that we have sufficient capital resources (cash on hand and licensing payments) to operate for at least six months with no further investment.

Our planned and possible sources of additional funding may include the following:

1) Potential raise of venture capital funding
2) Licensing of Aido and related software to interested parties
3) Title III crowdfunding equity raise which we closed on the 15th of April after a successful raise
4) Accredited equity raise
5) Pre-Sales of Aido during open beta testing 1-2 months before soft launch in 2017

We currently expect Aido to be in beta testing in mid 2017 and to soft launch North America and Europe by the end of 2017. As noted above, all of these amounts and dates are estimates only, and therefore highly subject to change.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name	Position	Dates of Service
Executive Officers:		
Arshad Hisham A.P.M.	Chief Executive Officer and Secretary	Since inception
Anurag Pal	Chief Financial Officer	Since inception
Director:		
Arshad Hisham A.P.M.	Sole Director	Since inception

Our chief executive officer works full time for the Company. During the past 5 years, Mr. Hisham has not been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. Other than our CEO and Sole Director, all other officers and key employees serve in consulting roles.

Executive Officers

Arshad Hisham, A.P.M., Chief Executive Officer, Secretary and Sole Director. Mr. Hisham is the founder, CEO, Secretary and Sole Director of InGen since Inception. Mr. Hisham is a serial entrepreneur and a Cranfield University (UK) MBA. He has built and run hardware automation companies in the past. He has published research papers on Robotics and has held senior roles in the past at IBM, Govt. of Australia, and Toyota. Mr. Hisham is a frequent speaker on the Robotics most recently as a keynote speaker at the annual IEEE Robotics Symposium, Boston Consulting Group's annual AI and machine learning event as well as at the industry-leading Robo-Business event among others.

Anurag Pal, Chief Financial Officer. Mr. Pal is the Company's CFO since Inception. He serves primarily as the CEO of Escalon Services, a financial services firm, and is in a part-time consulting role with the Company. Mr. Pal is an experience finance professional with an extensive operational, finance, sales and marketing background. He has an MBA from the University of Texas at Austin, with an emphasis in Finance, and a BS Electronics and Communication Engineering from Punjab Engineering College, India and previous roles include serving as a Director at Hewlett Packard.

Key Consultants

Summendranath Ravindranath (White Sun), Leader, Software Engineering and AI. Summendranath is a Texas Instruments alumnus with more than 15 years' experience creating ground-breaking technologies including a UNDP showcased project, complex electoral polling, GPS-based data collection and state-of-the-art applications. His experience includes developing AI/software for soccer based robots.

Hareesh Siva (Siva Technology), Leader, Hardware and Electronics. Hareesh is a hardware and electronics specialist with more than 15 years' experience in development of machine control, firmware for special purpose machines, PLC programming, weapons simulators for military, control systems for truck driving simulators and special purpose motors. Hareesh has worked on projects involving Traab Engineering, Autoliv, Digicon, GKB Lenses and the Indian Army.

Sabir Ahmed (Engenesis), Leader, Mechanical Engineering. Sabir is a mechanical engineering consultant with 25 years' experience working with companies including GE, Emerson, UTC, RPDG, and GoProto. He is an expert in new product development, industrial design, mechanical engineering and prototyping.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

To date our executive officers have not received cash compensation. We anticipate that we will begin compensating our executive officers in 2017.

Compensation of Directors

We currently have a sole director, and he is not compensated for such role. We do not anticipate compensating our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities	% of Voting Power
Arshad Hisham, A.P.M.	6,500,000	96.5%

RELATED PARTY TRANSACTIONS

We have not entered into any related party transactions. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share. As of the date of this Annual Report, 6,730,497 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

2015 Stock Incentive Plan. The Company has reserved 2,000,000 shares of its common stock pursuant to the 2015 Stock Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. To date, the Company has granted 100,000 shares to a non-employee consultant pursuant to restricted stock purchase agreements at a purchase price of $0.00001. There are currently 1,900,000 shares are still available for grant under the Plan.

Simple Agreement for Future Equity (SAFE). On January 7, 2016, the Company issued a SAFE to an outside investor in the amount of $10,000. The SAFE is convertible into the Company's stock upon the next qualified preferred equity financing at a price per share equal to the lower of a 20% discount to the pricing in the triggering financing or the price implied by a $2,500,000 valuation on the Company's fully diluted capitalization. The Company may issue additional SAFEs in the future to certain consultants from time to time at the discretion of the Board of Directors.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The securities being offered may not be transferred by any purchaser of such securities, unless such securities are transferred:

(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

InGen Dynamics, Inc.

Balance Sheet

As of December 31, 2016   Accrual Basis

			Dec 31, 16
ASSETS			
	Current Assets		
		Cash and Cash Equivalents	184.69
		Total Assets	184.69
		Accounts Receivable	
			Accounts Receivable	0.50
		Total Accounts Receivable	0.50
	Total Current Assets		185.19
TOTAL ASSETS			185.19
LIABILITIES & EQUITY			
	Liabilities		
		Current Liabilities	
			Accounts Payable	
			Accounts Payable	6,221.50
		Total Accounts Payable	6,221.50
		Other Current Liabilities	
			Deferred Revenue	41,695.74
			Loan	103.96
			Accrued expense	213,758.00
		Total Other Current Liabilities	255,557.70
		Total Current Liabilities	261,779.20
	Total Liabilities		261,779.20
	Equity		
		Common Stock	66.00
		Retained Earnings	-3,639.46
		Net Income	-258,020.55
	Total Equity		-261,594.01
TOTAL LIABILITIES & EQUITY			185.19

InGen Dynamics, Inc.					
Profit & Loss					
January through December 2016	**Accrual Basis**				
	Jan - Dec 16				
Ordinary Income/Expense					
Expense					
Contractor Payment	26,015.00				
Bank Service Charges	133.45				
Marketing Expenses	167,167.60				
Research and Development	29,258.00				
Professional Fees					
Accounting Fees	4,246.50				
Total Professional Fees	4,246.50				
G&A Exps	31,200.00				
Total Expense	258,020.55				
Net Ordinary Income	-258,020.55				
Net Income	-258,020.55				

InGen Dynamics, Inc.	
Statement of Cash Flows	
January through December 2016	
	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	-258,020.55
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-0.50
Accounts Payable	2,721.50
Deferred Revenue	41,695.74
Loan	103.96
Accrued expense	213,758.00
Net cash provided by Operating Activities	258.15
FINANCING ACTIVITIES	
Common Stock	0.50
Net cash provided by Financing Activities	0.50
Net cash increase for period	258.65
Cash at beginning of period	-73.96
Cash at end of period	184.69